603 Page 1 of 2 15 July 2001 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme James Hardie Industries Public Limited Company ACN/ARSN 097 829 895 1. Details of substantial holder (1) Name Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A ACN/ARSN (if applicable) 100 325 184 The holder became a substantial holder on 14/04/2021 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person's votes (5) Voting power (6) ORDINARY FULLY PAID 22,274,919 22,274,919 5.01% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities REFER TO ANNEXURE A PART 1 AND PART 2 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities REFER TO ANNEXURE B 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities Cash Non-cash REFER TO ANNEXURE C Exhibit 99.1

603 Page 2 of 2 15 July 2001 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association REFER TO ANNEXURE D 7. Addresses The addresses of persons named in this form are as follows: Name Address REFER TO ANNEXURE E Signature print name CALVIN KWOK capacity COMPANY SECRETARY sign here date 19/04/2021 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in. (6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write "unknown". (9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

James Hardie Industries PLC Annexure A - Part 1 Holder of relevant interest Nature of relevant interest Number of securities Class of securities Pinnacle Investment Management Group Limited Pinnacle Investment Management Limited Ariano Pty Limited (ACN 605 250 799) Next Financial Limited (ACN 081 722 894) Next Financial Nominees Pty Ltd (ACN 093 252 576) Next Financial Nominees No. 2 Pty Ltd (ACN 132 819 115) Investment Solutions Client Services Pty Ltd (ACN 117 898 334) Priority Funds Management Pty Ltd (ACN 120 826 575) Priority Investment Management Pty Ltd (ACN 116 943 456 PNI Option Plan Managers Pty Ltd (ACN 125 030 766) Pinnacle RE Services Limited (ACN 130 508 379) Pinnacle Services Administration Pty Ltd (ACN 126 175 148) Pinnacle Investment Management (UK) Limited (Company Number 11026111) POSH Nominees Pty Limited (ACN 620 094 251) Relevant interest by virtue of section 608(3) of the Corporations Act as it or its associates holds directly or indirectly above 20% voting power in one or more affiliated investment managers (see Annexure A – Part 2) and Pinnacle Fund Services Limited, who each in turn hold relevant interests in the securities the subject of this notice. 22,274,919 Ordinary fully paid Pinnacle Fund Services Limited (ACN 082 494 362) Relevant interest held through the power to control voting and/or disposal of securities in its capacity as responsible entity or trustee of registered or unregistered schemes and/or relevant interest by virtue of section 608(3) of the Corporations Act as it or its associates holds directly or indirectly above 20% voting power in one or more affiliated investment managers (see Annexure A – Part 2) who each in turn hold relevant interests in the securities the subject of this notice. 22,274,919 Ordinary fully paid This is Annexure "A - Part 1" as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 19/04/2021

James Hardie Industries PLC Annexure A - Part 2 Affiliated Investment Managers in which Pinnacle has over 20% voting power Antipodes Partners Limited (ACN 602 042 035) Hyperion Asset Management Limited (ACN 080 135 897) Metrics Credit Partners Pty Limited (ACN 150 646 996) Palisade Investment Partners Limited (ACN 124 326 361) Plato Investment Management Limited (ACN 120 730 136) Resolution Capital Limited (ACN 108 584 167) Solaris Investment Management Limited (ACN 128 512 621) Two Trees Investment Management Pty Limited (ACN 616 424 170) Riparian Capital Partners Pty Ltd (ACN 630 179 752) This is Annexure "A - Part 2" as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 19/04/2021

James Hardie Industries PLC Annexure B Holder of relevant interest Registered holder of securities Person entitled to be registered as holder Number of securities Class of securities Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) Bank of New York Bank of New York 179,909 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) BNP Paribas Securities Services BNP Paribas Securities Services 3,023,637 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) Citibank Citibank 2,218,237 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) HSBC HSBC 777,809 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) JP Morgan Chase Bank JP Morgan Chase Bank 4,223,219 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) NAB Custodial Services NAB Custodial Services 1,431,511 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) Northern Trust Northern Trust 1,186,604 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) RBC Investor Services Trust RBC Investor Services Trust 5,711,921 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) State Street State Street 3,522,072 Ordinary fully paid This is Annexure "B" of 1 page as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 19/04/2021

James Hardie Industries PLC Annexure C Holder of relevant interest Trade Date Number of securities Class of Securities Cash Non-cash Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) 14/12/2020 49,398.00-$ 1,324- ORDINARY FULLY PAID As above 15/12/2020 106,455.21-$ 2,821 ORDINARY FULLY PAID As above 15/12/2020 361,366.59-$ 9,576 ORDINARY FULLY PAID As above 15/12/2020 2,341,184.50-$ 62,040 ORDINARY FULLY PAID As above 15/12/2020 253,197.86-$ 6,745- ORDINARY FULLY PAID As above 15/12/2020 116,153.54-$ 3,078 ORDINARY FULLY PAID As above 15/12/2020 6,603.92-$ 175 ORDINARY FULLY PAID As above 15/12/2020 271,251.36-$ 7,188 ORDINARY FULLY PAID As above 16/12/2020 222,991.46-$ 5,758 ORDINARY FULLY PAID As above 16/12/2020 757,040.13-$ 19,548 ORDINARY FULLY PAID As above 16/12/2020 4,904,301.78-$ 126,637 ORDINARY FULLY PAID As above 16/12/2020 243,284.53-$ 6,282 ORDINARY FULLY PAID As above 16/12/2020 13,825.63-$ 357 ORDINARY FULLY PAID As above 16/12/2020 568,244.83-$ 14,673 ORDINARY FULLY PAID As above 16/12/2020 926,778.04-$ 24,000- ORDINARY FULLY PAID As above 17/12/2020 1,115,575.00$ 28,519 ORDINARY FULLY PAID As above 17/12/2020 217,910.77-$ 5,609- ORDINARY FULLY PAID As above 17/12/2020 2,038,336.94-$ 52,215 ORDINARY FULLY PAID As above 17/12/2020 1,059,786.86-$ 27,148 ORDINARY FULLY PAID As above 17/12/2020 261,082.02-$ 6,688 ORDINARY FULLY PAID As above 17/12/2020 587,981.06-$ 15,062 ORDINARY FULLY PAID As above 17/12/2020 531,884.34-$ 13,625 ORDINARY FULLY PAID As above 17/12/2020 261,745.65-$ 6,705 ORDINARY FULLY PAID As above 21/12/2020 3,712,469.05-$ 97,260 ORDINARY FULLY PAID As above 22/12/2020 813,206.81-$ 21,436- ORDINARY FULLY PAID As above 22/12/2020 1,138,523.23-$ 30,000 ORDINARY FULLY PAID As above 23/12/2020 16,226.28-$ 422- ORDINARY FULLY PAID As above 24/12/2020 288,499.58-$ 7,483 ORDINARY FULLY PAID As above 29/12/2020 15,430.98$ 398 ORDINARY FULLY PAID As above 30/12/2020 368,945.34-$ 9,535 ORDINARY FULLY PAID As above 4/01/2021 6,860.75$ 177 ORDINARY FULLY PAID As above 4/01/2021 178,883.43$ 4,615 ORDINARY FULLY PAID As above 7/01/2021 362,888.51-$ 9,961 ORDINARY FULLY PAID As above 7/01/2021 236,986.58-$ 6,443 ORDINARY FULLY PAID As above 7/01/2021 6,478,257.61-$ 177,823 ORDINARY FULLY PAID As above 7/01/2021 4,230,337.22-$ 115,011 ORDINARY FULLY PAID As above 12/01/2021 9,977.43-$ 276- ORDINARY FULLY PAID As above 12/01/2021 132,514.08-$ 3,640 ORDINARY FULLY PAID As above 12/01/2021 100,590.63-$ 2,763 ORDINARY FULLY PAID As above 12/01/2021 2,134.61-$ 59 ORDINARY FULLY PAID As above 12/01/2021 373,733.42-$ 10,266 ORDINARY FULLY PAID As above 12/01/2021 6,042.05-$ 167 ORDINARY FULLY PAID As above 12/01/2021 283,641.55-$ 7,791 ORDINARY FULLY PAID As above 13/01/2021 267,494.00-$ 7,257 ORDINARY FULLY PAID As above 13/01/2021 344,551.64-$ 9,349 ORDINARY FULLY PAID As above 13/01/2021 1,432,742.55-$ 38,748 ORDINARY FULLY PAID As above 13/01/2021 94,841.12-$ 2,573 ORDINARY FULLY PAID As above 13/01/2021 122,172.27-$ 3,315 ORDINARY FULLY PAID As above 13/01/2021 508,049.00-$ 13,740 ORDINARY FULLY PAID As above 14/01/2021 29,832.92-$ 806 ORDINARY FULLY PAID As above 14/01/2021 6,876.15-$ 186 ORDINARY FULLY PAID As above 14/01/2021 29,597.82-$ 795 ORDINARY FULLY PAID As above 14/01/2021 84,168.81-$ 2,274 ORDINARY FULLY PAID As above 14/01/2021 19,408.50-$ 525 ORDINARY FULLY PAID As above 14/01/2021 83,506.83-$ 2,243 ORDINARY FULLY PAID As above 15/01/2021 177,967.01-$ 4,793 ORDINARY FULLY PAID As above 15/01/2021 63,122.04-$ 1,700 ORDINARY FULLY PAID Consideration

As above 15/01/2021 3,909,508.16-$ 105,634 ORDINARY FULLY PAID As above 15/01/2021 2,146.58-$ 58 ORDINARY FULLY PAID As above 18/01/2021 1,267,127.64-$ 34,318 ORDINARY FULLY PAID As above 18/01/2021 2,704,212.39-$ 73,239 ORDINARY FULLY PAID As above 18/01/2021 1,476.92-$ 40 ORDINARY FULLY PAID As above 18/01/2021 86,178.56-$ 2,334 ORDINARY FULLY PAID As above 18/01/2021 15,428.61-$ 416 ORDINARY FULLY PAID As above 18/01/2021 43,504.22-$ 1,173 ORDINARY FULLY PAID As above 19/01/2021 982,223.68-$ 25,898 ORDINARY FULLY PAID As above 19/01/2021 2,096,166.53-$ 55,269 ORDINARY FULLY PAID As above 19/01/2021 1,137.80-$ 30 ORDINARY FULLY PAID As above 19/01/2021 66,788.78-$ 1,761 ORDINARY FULLY PAID As above 20/01/2021 2,448,655.25-$ 64,211 ORDINARY FULLY PAID As above 20/01/2021 1,197,614.41-$ 31,405 ORDINARY FULLY PAID As above 20/01/2021 648.29-$ 17 ORDINARY FULLY PAID As above 20/01/2021 166,533.42-$ 4,367 ORDINARY FULLY PAID As above 22/01/2021 5,357.27-$ 142 ORDINARY FULLY PAID As above 22/01/2021 603,522.73-$ 15,997 ORDINARY FULLY PAID As above 22/01/2021 141,219.48-$ 3,740- ORDINARY FULLY PAID As above 25/01/2021 48,199.39-$ 1,270 ORDINARY FULLY PAID As above 25/01/2021 387,901.37-$ 10,209 ORDINARY FULLY PAID As above 25/01/2021 620,437.01-$ 16,329 ORDINARY FULLY PAID As above 25/01/2021 4,179.56-$ 110 ORDINARY FULLY PAID As above 27/01/2021 647,997.92-$ 16,941 ORDINARY FULLY PAID As above 27/01/2021 228,736.64-$ 5,980 ORDINARY FULLY PAID As above 27/01/2021 134,755.72-$ 3,523 ORDINARY FULLY PAID As above 27/01/2021 1,754,616.64-$ 45,872 ORDINARY FULLY PAID As above 27/01/2021 8,109.05-$ 212 ORDINARY FULLY PAID As above 27/01/2021 261,631.88-$ 6,840 ORDINARY FULLY PAID As above 27/01/2021 46,282.84-$ 1,210 ORDINARY FULLY PAID As above 27/01/2021 141,143.51-$ 3,690 ORDINARY FULLY PAID As above 27/01/2021 5,584.54-$ 146 ORDINARY FULLY PAID As above 27/01/2021 192,054.63-$ 5,021 ORDINARY FULLY PAID As above 27/01/2021 57,643.17-$ 1,507 ORDINARY FULLY PAID As above 27/01/2021 612.01-$ 16 ORDINARY FULLY PAID As above 27/01/2021 135,061.72-$ 3,531 ORDINARY FULLY PAID As above 27/01/2021 131,083.69-$ 3,427 ORDINARY FULLY PAID As above 27/01/2021 79,713.57-$ 2,084 ORDINARY FULLY PAID As above 28/01/2021 1,623,368.42-$ 44,140 ORDINARY FULLY PAID As above 28/01/2021 573,070.39-$ 15,582 ORDINARY FULLY PAID As above 28/01/2021 337,582.66-$ 9,179 ORDINARY FULLY PAID As above 28/01/2021 4,395,746.27-$ 119,522 ORDINARY FULLY PAID As above 28/01/2021 20,264.52-$ 551 ORDINARY FULLY PAID As above 28/01/2021 655,489.24-$ 17,823 ORDINARY FULLY PAID As above 28/01/2021 115,996.92-$ 3,154 ORDINARY FULLY PAID As above 28/01/2021 353,580.97-$ 9,614 ORDINARY FULLY PAID As above 28/01/2021 13,975.53-$ 380 ORDINARY FULLY PAID As above 28/01/2021 481,126.09-$ 13,082 ORDINARY FULLY PAID As above 28/01/2021 144,426.09-$ 3,927 ORDINARY FULLY PAID As above 28/01/2021 1,507.89-$ 41 ORDINARY FULLY PAID As above 28/01/2021 338,318.21-$ 9,199 ORDINARY FULLY PAID As above 28/01/2021 328,388.23-$ 8,929 ORDINARY FULLY PAID As above 28/01/2021 199,666.22-$ 5,429 ORDINARY FULLY PAID As above 29/01/2021 1,272,504.99-$ 34,411 ORDINARY FULLY PAID As above 29/01/2021 449,228.17-$ 12,148 ORDINARY FULLY PAID As above 29/01/2021 264,626.01-$ 7,156 ORDINARY FULLY PAID As above 29/01/2021 3,445,722.06-$ 93,179 ORDINARY FULLY PAID As above 29/01/2021 43,266.13-$ 1,170 ORDINARY FULLY PAID As above 29/01/2021 513,831.53-$ 13,895 ORDINARY FULLY PAID As above 29/01/2021 90,932.84-$ 2,459 ORDINARY FULLY PAID As above 29/01/2021 277,162.09-$ 7,495 ORDINARY FULLY PAID As above 29/01/2021 10,945.96-$ 296 ORDINARY FULLY PAID As above 29/01/2021 377,154.93-$ 10,199 ORDINARY FULLY PAID As above 29/01/2021 113,194.55-$ 3,061 ORDINARY FULLY PAID

As above 29/01/2021 1,183.34-$ 32 ORDINARY FULLY PAID As above 29/01/2021 265,180.70-$ 7,171 ORDINARY FULLY PAID As above 29/01/2021 257,414.99-$ 6,961 ORDINARY FULLY PAID As above 29/01/2021 156,534.64-$ 4,233 ORDINARY FULLY PAID As above 1/02/2021 407,575.12-$ 11,153 ORDINARY FULLY PAID As above 1/02/2021 143,873.69-$ 3,937 ORDINARY FULLY PAID As above 1/02/2021 84,745.52-$ 2,319 ORDINARY FULLY PAID As above 1/02/2021 1,103,665.04-$ 30,201 ORDINARY FULLY PAID As above 1/02/2021 13,850.17-$ 379 ORDINARY FULLY PAID As above 1/02/2021 164,557.59-$ 4,503 ORDINARY FULLY PAID As above 1/02/2021 29,125.56-$ 797 ORDINARY FULLY PAID As above 1/02/2021 88,765.35-$ 2,429 ORDINARY FULLY PAID As above 1/02/2021 3,508.22-$ 96 ORDINARY FULLY PAID As above 1/02/2021 120,777.88-$ 3,305 ORDINARY FULLY PAID As above 1/02/2021 36,251.64-$ 992 ORDINARY FULLY PAID As above 1/02/2021 365.44-$ 10 ORDINARY FULLY PAID As above 1/02/2021 84,928.23-$ 2,324 ORDINARY FULLY PAID As above 1/02/2021 82,443.24-$ 2,256 ORDINARY FULLY PAID As above 1/02/2021 50,138.35-$ 1,372 ORDINARY FULLY PAID As above 2/02/2021 209,415.07-$ 5,601 ORDINARY FULLY PAID As above 2/02/2021 36,865.43-$ 986 ORDINARY FULLY PAID As above 2/02/2021 1,719.88-$ 46 ORDINARY FULLY PAID As above 2/02/2021 38,847.04-$ 1,039 ORDINARY FULLY PAID As above 2/02/2021 282,734.65-$ 7,562 ORDINARY FULLY PAID As above 2/02/2021 112.17-$ 3 ORDINARY FULLY PAID As above 2/02/2021 5,832.66-$ 156 ORDINARY FULLY PAID As above 2/02/2021 72,908.30-$ 1,950 ORDINARY FULLY PAID As above 2/02/2021 12,001.83-$ 321 ORDINARY FULLY PAID As above 2/02/2021 7,477.77-$ 200 ORDINARY FULLY PAID As above 2/02/2021 22,732.43-$ 608 ORDINARY FULLY PAID As above 2/02/2021 897.33-$ 24 ORDINARY FULLY PAID As above 2/02/2021 55,746.81-$ 1,491 ORDINARY FULLY PAID As above 2/02/2021 41,127.76-$ 1,100 ORDINARY FULLY PAID As above 2/02/2021 9,272.44-$ 248 ORDINARY FULLY PAID As above 2/02/2021 112.17-$ 3 ORDINARY FULLY PAID As above 2/02/2021 33,051.76-$ 884 ORDINARY FULLY PAID As above 2/02/2021 35,332.49-$ 945 ORDINARY FULLY PAID As above 2/02/2021 12,824.38-$ 343 ORDINARY FULLY PAID As above 3/02/2021 544,453.45-$ 14,143 ORDINARY FULLY PAID As above 3/02/2021 95,817.34-$ 2,489 ORDINARY FULLY PAID As above 3/02/2021 4,427.08-$ 115 ORDINARY FULLY PAID As above 3/02/2021 101,052.84-$ 2,625 ORDINARY FULLY PAID As above 3/02/2021 504,070.81-$ 13,094 ORDINARY FULLY PAID As above 3/02/2021 230.98-$ 6 ORDINARY FULLY PAID As above 3/02/2021 247,569.83-$ 6,431 ORDINARY FULLY PAID As above 3/02/2021 189,517.38-$ 4,923 ORDINARY FULLY PAID As above 3/02/2021 31,220.52-$ 811 ORDINARY FULLY PAID As above 3/02/2021 19,402.15-$ 504 ORDINARY FULLY PAID As above 3/02/2021 59,130.35-$ 1,536 ORDINARY FULLY PAID As above 3/02/2021 2,348.27-$ 61 ORDINARY FULLY PAID As above 3/02/2021 144,900.15-$ 3,764 ORDINARY FULLY PAID As above 3/02/2021 106,942.77-$ 2,778 ORDINARY FULLY PAID As above 3/02/2021 24,137.19-$ 627 ORDINARY FULLY PAID As above 3/02/2021 269.48-$ 7 ORDINARY FULLY PAID As above 3/02/2021 85,885.29-$ 2,231 ORDINARY FULLY PAID As above 3/02/2021 91,813.72-$ 2,385 ORDINARY FULLY PAID As above 3/02/2021 33,376.31-$ 867 ORDINARY FULLY PAID As above 4/02/2021 1,204,724.25-$ 31,191 ORDINARY FULLY PAID As above 4/02/2021 212,046.30-$ 5,490 ORDINARY FULLY PAID As above 4/02/2021 9,810.53-$ 254 ORDINARY FULLY PAID As above 4/02/2021 223,556.28-$ 5,788 ORDINARY FULLY PAID As above 4/02/2021 1,626,538.02-$ 42,112 ORDINARY FULLY PAID As above 4/02/2021 540.74-$ 14 ORDINARY FULLY PAID As above 4/02/2021 36,731.52-$ 951 ORDINARY FULLY PAID

As above 4/02/2021 419,341.84-$ 10,857 ORDINARY FULLY PAID As above 4/02/2021 69,098.51-$ 1,789 ORDINARY FULLY PAID As above 4/02/2021 42,911.37-$ 1,111 ORDINARY FULLY PAID As above 4/02/2021 130,819.82-$ 3,387 ORDINARY FULLY PAID As above 4/02/2021 5,175.63-$ 134 ORDINARY FULLY PAID As above 4/02/2021 320,657.26-$ 8,302 ORDINARY FULLY PAID As above 4/02/2021 236,611.22-$ 6,126 ORDINARY FULLY PAID As above 4/02/2021 53,455.75-$ 1,384 ORDINARY FULLY PAID As above 4/02/2021 579.36-$ 15 ORDINARY FULLY PAID As above 4/02/2021 190,069.18-$ 4,921 ORDINARY FULLY PAID As above 4/02/2021 203,201.38-$ 5,261 ORDINARY FULLY PAID As above 4/02/2021 73,887.90-$ 1,913 ORDINARY FULLY PAID As above 5/02/2021 497,224.99-$ 12,693 ORDINARY FULLY PAID As above 5/02/2021 87,512.86-$ 2,234 ORDINARY FULLY PAID As above 5/02/2021 4,034.84-$ 103 ORDINARY FULLY PAID As above 5/02/2021 92,291.98-$ 2,356 ORDINARY FULLY PAID As above 5/02/2021 634,997.01-$ 16,210 ORDINARY FULLY PAID As above 5/02/2021 235.04-$ 6 ORDINARY FULLY PAID As above 5/02/2021 15,160.01-$ 387 ORDINARY FULLY PAID As above 5/02/2021 173,067.05-$ 4,418 ORDINARY FULLY PAID As above 5/02/2021 28,518.07-$ 728 ORDINARY FULLY PAID As above 5/02/2021 17,706.27-$ 452 ORDINARY FULLY PAID As above 5/02/2021 53,980.63-$ 1,378 ORDINARY FULLY PAID As above 5/02/2021 2,115.35-$ 54 ORDINARY FULLY PAID As above 5/02/2021 132,366.12-$ 3,379 ORDINARY FULLY PAID As above 5/02/2021 97,658.70-$ 2,493 ORDINARY FULLY PAID As above 5/02/2021 22,054.49-$ 563 ORDINARY FULLY PAID As above 5/02/2021 235.04-$ 6 ORDINARY FULLY PAID As above 5/02/2021 78,463.86-$ 2,003 ORDINARY FULLY PAID As above 5/02/2021 83,869.74-$ 2,141 ORDINARY FULLY PAID As above 5/02/2021 30,476.73-$ 778 ORDINARY FULLY PAID As above 5/02/2021 96,608.80-$ 2,459- ORDINARY FULLY PAID As above 5/02/2021 96,619.42$ 2,459 ORDINARY FULLY PAID As above 8/02/2021 178,417.57-$ 4,457 ORDINARY FULLY PAID As above 8/02/2021 33,105.52-$ 827 ORDINARY FULLY PAID As above 8/02/2021 80.06-$ 2 ORDINARY FULLY PAID As above 8/02/2021 62,127.90-$ 1,552 ORDINARY FULLY PAID As above 8/02/2021 10,247.90-$ 256 ORDINARY FULLY PAID As above 8/02/2021 6,364.91-$ 159 ORDINARY FULLY PAID As above 8/02/2021 760.58-$ 19 ORDINARY FULLY PAID As above 8/02/2021 47,476.60-$ 1,186 ORDINARY FULLY PAID As above 8/02/2021 35,027.01-$ 875 ORDINARY FULLY PAID As above 8/02/2021 7,926.11-$ 198 ORDINARY FULLY PAID As above 8/02/2021 80.06-$ 2 ORDINARY FULLY PAID As above 8/02/2021 28,141.69-$ 703 ORDINARY FULLY PAID As above 8/02/2021 30,103.21-$ 752 ORDINARY FULLY PAID As above 8/02/2021 10,928.43-$ 273 ORDINARY FULLY PAID As above 9/02/2021 1,962,274.65-$ 47,442 ORDINARY FULLY PAID As above 9/02/2021 488,865.18-$ 11,762- ORDINARY FULLY PAID As above 9/02/2021 364,147.09-$ 8,804 ORDINARY FULLY PAID As above 9/02/2021 909.96-$ 22 ORDINARY FULLY PAID As above 9/02/2021 683,044.63-$ 16,514 ORDINARY FULLY PAID As above 9/02/2021 112,503.42-$ 2,720 ORDINARY FULLY PAID As above 9/02/2021 69,901.02-$ 1,690 ORDINARY FULLY PAID As above 9/02/2021 8,437.76-$ 204 ORDINARY FULLY PAID As above 9/02/2021 522,272.29-$ 12,627 ORDINARY FULLY PAID As above 9/02/2021 385,365.56-$ 9,317 ORDINARY FULLY PAID As above 9/02/2021 87,024.70-$ 2,104 ORDINARY FULLY PAID As above 9/02/2021 909.96-$ 22 ORDINARY FULLY PAID As above 9/02/2021 309,591.20-$ 7,485 ORDINARY FULLY PAID As above 9/02/2021 330,975.12-$ 8,002 ORDINARY FULLY PAID As above 9/02/2021 120,362.12-$ 2,910 ORDINARY FULLY PAID As above 9/02/2021 15,862.15$ 379 ORDINARY FULLY PAID As above 9/02/2021 213,657.75$ 5,105 ORDINARY FULLY PAID

As above 9/02/2021 414,260.56-$ 10,000 ORDINARY FULLY PAID As above 9/02/2021 1,118,503.52-$ 27,000 ORDINARY FULLY PAID As above 9/02/2021 497,112.68-$ 12,000 ORDINARY FULLY PAID As above 9/02/2021 414,260.56-$ 10,000 ORDINARY FULLY PAID As above 9/02/2021 1,242,781.69-$ 30,000 ORDINARY FULLY PAID As above 10/02/2021 1,653,024.67-$ 40,000 ORDINARY FULLY PAID As above 10/02/2021 1,115,791.65-$ 27,000 ORDINARY FULLY PAID As above 10/02/2021 259,584.37-$ 6,301- ORDINARY FULLY PAID As above 10/02/2021 413,256.16-$ 10,000 ORDINARY FULLY PAID As above 10/02/2021 609,449.73-$ 14,715 ORDINARY FULLY PAID As above 10/02/2021 170,057.80-$ 4,106 ORDINARY FULLY PAID As above 10/02/2021 1,580,800.34-$ 38,168 ORDINARY FULLY PAID As above 10/02/2021 289.92-$ 7 ORDINARY FULLY PAID As above 10/02/2021 212,137.38-$ 5,122 ORDINARY FULLY PAID As above 10/02/2021 34,955.86-$ 844 ORDINARY FULLY PAID As above 10/02/2021 38,062.13-$ 919 ORDINARY FULLY PAID As above 10/02/2021 119,404.93-$ 2,883 ORDINARY FULLY PAID As above 10/02/2021 6,129.70-$ 148 ORDINARY FULLY PAID As above 10/02/2021 741,942.40-$ 17,914 ORDINARY FULLY PAID As above 10/02/2021 205,345.00-$ 4,958 ORDINARY FULLY PAID As above 10/02/2021 69,083.39-$ 1,668 ORDINARY FULLY PAID As above 10/02/2021 621.26-$ 15 ORDINARY FULLY PAID As above 10/02/2021 154,609.30-$ 3,733 ORDINARY FULLY PAID As above 10/02/2021 174,448.00-$ 4,212 ORDINARY FULLY PAID As above 10/02/2021 76,414.18-$ 1,845 ORDINARY FULLY PAID As above 11/02/2021 204,329.50-$ 5,042 ORDINARY FULLY PAID As above 11/02/2021 196,888.12-$ 4,835 ORDINARY FULLY PAID As above 11/02/2021 48,265.86-$ 1,191 ORDINARY FULLY PAID As above 11/02/2021 46,503.87-$ 1,142 ORDINARY FULLY PAID As above 11/02/2021 57,019.36-$ 1,407 ORDINARY FULLY PAID As above 11/02/2021 54,933.21-$ 1,349 ORDINARY FULLY PAID As above 11/02/2021 529,992.29-$ 13,078 ORDINARY FULLY PAID As above 11/02/2021 510,728.18-$ 12,542 ORDINARY FULLY PAID As above 11/02/2021 81.05-$ 2 ORDINARY FULLY PAID As above 11/02/2021 81.44-$ 2 ORDINARY FULLY PAID As above 11/02/2021 71,122.23-$ 1,755 ORDINARY FULLY PAID As above 11/02/2021 68,534.16-$ 1,683 ORDINARY FULLY PAID As above 11/02/2021 11,711.87-$ 289 ORDINARY FULLY PAID As above 11/02/2021 11,279.84-$ 277 ORDINARY FULLY PAID As above 11/02/2021 12,765.53-$ 315 ORDINARY FULLY PAID As above 11/02/2021 12,297.87-$ 302 ORDINARY FULLY PAID As above 11/02/2021 49,441.09-$ 1,220 ORDINARY FULLY PAID As above 11/02/2021 47,603.35-$ 1,169 ORDINARY FULLY PAID As above 11/02/2021 2,066.80-$ 51 ORDINARY FULLY PAID As above 11/02/2021 1,995.35-$ 49 ORDINARY FULLY PAID As above 11/02/2021 359,015.28-$ 8,859 ORDINARY FULLY PAID As above 11/02/2021 345,928.55-$ 8,495 ORDINARY FULLY PAID As above 11/02/2021 68,852.79-$ 1,699 ORDINARY FULLY PAID As above 11/02/2021 66,335.21-$ 1,629 ORDINARY FULLY PAID As above 11/02/2021 23,180.58-$ 572 ORDINARY FULLY PAID As above 11/02/2021 22,315.35-$ 548 ORDINARY FULLY PAID As above 11/02/2021 202.63-$ 5 ORDINARY FULLY PAID As above 11/02/2021 203.60-$ 5 ORDINARY FULLY PAID As above 11/02/2021 51,832.10-$ 1,279 ORDINARY FULLY PAID As above 11/02/2021 49,965.19-$ 1,227 ORDINARY FULLY PAID As above 11/02/2021 58,478.28-$ 1,443 ORDINARY FULLY PAID As above 11/02/2021 56,358.46-$ 1,384 ORDINARY FULLY PAID As above 11/02/2021 25,612.11-$ 632 ORDINARY FULLY PAID As above 11/02/2021 24,677.19-$ 606 ORDINARY FULLY PAID As above 11/02/2021 1,626,490.08-$ 40,000 ORDINARY FULLY PAID As above 12/02/2021 36,428.50$ 895 ORDINARY FULLY PAID As above 12/02/2021 36,424.50-$ 895- ORDINARY FULLY PAID As above 12/02/2021 152,933.34-$ 3,752 ORDINARY FULLY PAID As above 12/02/2021 36,113.79-$ 886 ORDINARY FULLY PAID

As above 12/02/2021 52,825.58-$ 1,296 ORDINARY FULLY PAID As above 12/02/2021 574,029.91-$ 14,083 ORDINARY FULLY PAID As above 12/02/2021 81.52-$ 2 ORDINARY FULLY PAID As above 12/02/2021 97,702.88-$ 2,397 ORDINARY FULLY PAID As above 12/02/2021 8,763.50-$ 215 ORDINARY FULLY PAID As above 12/02/2021 13,858.56-$ 340 ORDINARY FULLY PAID As above 12/02/2021 36,969.76-$ 907 ORDINARY FULLY PAID As above 12/02/2021 1,548.90-$ 38 ORDINARY FULLY PAID As above 12/02/2021 325,105.63-$ 7,976 ORDINARY FULLY PAID As above 12/02/2021 75,121.57-$ 1,843 ORDINARY FULLY PAID As above 12/02/2021 21,358.49-$ 524 ORDINARY FULLY PAID As above 12/02/2021 244.56-$ 6 ORDINARY FULLY PAID As above 12/02/2021 47,526.72-$ 1,166 ORDINARY FULLY PAID As above 12/02/2021 51,806.58-$ 1,271 ORDINARY FULLY PAID As above 12/02/2021 28,247.02-$ 693 ORDINARY FULLY PAID As above 15/02/2021 214,693.18-$ 5,217 ORDINARY FULLY PAID As above 15/02/2021 328,392.64-$ 8,026 ORDINARY FULLY PAID As above 15/02/2021 50,700.02-$ 1,232 ORDINARY FULLY PAID As above 15/02/2021 77,576.93-$ 1,896 ORDINARY FULLY PAID As above 15/02/2021 74,157.00-$ 1,802 ORDINARY FULLY PAID As above 15/02/2021 113,419.44-$ 2,772 ORDINARY FULLY PAID As above 15/02/2021 805,891.59-$ 19,583 ORDINARY FULLY PAID As above 15/02/2021 1,232,720.34-$ 30,128 ORDINARY FULLY PAID As above 15/02/2021 82.30-$ 2 ORDINARY FULLY PAID As above 15/02/2021 163.67-$ 4 ORDINARY FULLY PAID As above 15/02/2021 137,161.65-$ 3,333 ORDINARY FULLY PAID As above 15/02/2021 209,776.85-$ 5,127 ORDINARY FULLY PAID As above 15/02/2021 12,304.63-$ 299 ORDINARY FULLY PAID As above 15/02/2021 18,821.40-$ 460 ORDINARY FULLY PAID As above 15/02/2021 19,424.03-$ 472 ORDINARY FULLY PAID As above 15/02/2021 29,746.01-$ 727 ORDINARY FULLY PAID As above 15/02/2021 51,934.59-$ 1,262 ORDINARY FULLY PAID As above 15/02/2021 79,418.15-$ 1,941 ORDINARY FULLY PAID As above 15/02/2021 2,181.09-$ 53 ORDINARY FULLY PAID As above 15/02/2021 3,314.20-$ 81 ORDINARY FULLY PAID As above 15/02/2021 456,423.62-$ 11,091 ORDINARY FULLY PAID As above 15/02/2021 698,151.46-$ 17,063 ORDINARY FULLY PAID As above 15/02/2021 105,474.14-$ 2,563 ORDINARY FULLY PAID As above 15/02/2021 161,332.19-$ 3,943 ORDINARY FULLY PAID As above 15/02/2021 30,000.25-$ 729 ORDINARY FULLY PAID As above 15/02/2021 45,866.95-$ 1,121 ORDINARY FULLY PAID As above 15/02/2021 370.37-$ 9 ORDINARY FULLY PAID As above 15/02/2021 572.82-$ 14 ORDINARY FULLY PAID As above 15/02/2021 66,749.53-$ 1,622 ORDINARY FULLY PAID As above 15/02/2021 102,085.68-$ 2,495 ORDINARY FULLY PAID As above 15/02/2021 72,757.82-$ 1,768 ORDINARY FULLY PAID As above 15/02/2021 111,291.80-$ 2,720 ORDINARY FULLY PAID As above 15/02/2021 39,629.96-$ 963 ORDINARY FULLY PAID As above 15/02/2021 60,637.66-$ 1,482 ORDINARY FULLY PAID As above 16/02/2021 266,250.39-$ 6,446 ORDINARY FULLY PAID As above 16/02/2021 3,094,263.72-$ 75,025 ORDINARY FULLY PAID As above 16/02/2021 79,387.72-$ 1,922 ORDINARY FULLY PAID As above 16/02/2021 922,484.46-$ 22,367 ORDINARY FULLY PAID As above 16/02/2021 91,985.67-$ 2,227 ORDINARY FULLY PAID As above 16/02/2021 1,068,897.47-$ 25,917 ORDINARY FULLY PAID As above 16/02/2021 1,191,807.14-$ 28,854 ORDINARY FULLY PAID As above 16/02/2021 13,851,866.96-$ 335,859 ORDINARY FULLY PAID As above 16/02/2021 454.36-$ 11 ORDINARY FULLY PAID As above 16/02/2021 5,526.57-$ 134 ORDINARY FULLY PAID As above 16/02/2021 170,092.95-$ 4,118 ORDINARY FULLY PAID As above 16/02/2021 1,976,864.36-$ 47,932 ORDINARY FULLY PAID As above 16/02/2021 15,282.76-$ 370 ORDINARY FULLY PAID As above 16/02/2021 177,427.82-$ 4,302 ORDINARY FULLY PAID As above 16/02/2021 24,121.97-$ 584 ORDINARY FULLY PAID

As above 16/02/2021 280,164.39-$ 6,793 ORDINARY FULLY PAID As above 16/02/2021 64,394.10-$ 1,559 ORDINARY FULLY PAID As above 16/02/2021 748,356.09-$ 18,145 ORDINARY FULLY PAID As above 16/02/2021 2,684.81-$ 65 ORDINARY FULLY PAID As above 16/02/2021 31,179.79-$ 756 ORDINARY FULLY PAID As above 16/02/2021 608,666.73-$ 14,736 ORDINARY FULLY PAID As above 16/02/2021 7,073,975.60-$ 171,519 ORDINARY FULLY PAID As above 16/02/2021 146,962.29-$ 3,558 ORDINARY FULLY PAID As above 16/02/2021 1,708,206.79-$ 41,418 ORDINARY FULLY PAID As above 16/02/2021 37,174.27-$ 900 ORDINARY FULLY PAID As above 16/02/2021 432,103.98-$ 10,477 ORDINARY FULLY PAID As above 16/02/2021 454.36-$ 11 ORDINARY FULLY PAID As above 16/02/2021 5,279.11-$ 128 ORDINARY FULLY PAID As above 16/02/2021 82,774.71-$ 2,004 ORDINARY FULLY PAID As above 16/02/2021 961,830.38-$ 23,321 ORDINARY FULLY PAID As above 16/02/2021 90,209.57-$ 2,184 ORDINARY FULLY PAID As above 16/02/2021 1,048,647.11-$ 25,426 ORDINARY FULLY PAID As above 16/02/2021 49,152.65-$ 1,190 ORDINARY FULLY PAID As above 16/02/2021 571,258.21-$ 13,851 ORDINARY FULLY PAID As above 16/02/2021 2,064,139.65-$ 50,000 ORDINARY FULLY PAID As above 17/02/2021 2,031,030.00-$ 50,000 ORDINARY FULLY PAID As above 17/02/2021 2,032,147.07-$ 50,000 ORDINARY FULLY PAID As above 17/02/2021 147,253.89-$ 3,613 ORDINARY FULLY PAID As above 17/02/2021 464,628.19-$ 11,499 ORDINARY FULLY PAID As above 17/02/2021 43,894.95-$ 1,077 ORDINARY FULLY PAID As above 17/02/2021 296,054.51-$ 7,327 ORDINARY FULLY PAID As above 17/02/2021 50,864.34-$ 1,248 ORDINARY FULLY PAID As above 17/02/2021 343,046.64-$ 8,490 ORDINARY FULLY PAID As above 17/02/2021 659,280.05-$ 16,176 ORDINARY FULLY PAID As above 17/02/2021 4,445,625.95-$ 110,024 ORDINARY FULLY PAID As above 17/02/2021 244.54-$ 6 ORDINARY FULLY PAID As above 17/02/2021 1,777.87-$ 44 ORDINARY FULLY PAID As above 17/02/2021 108,168.22-$ 2,654 ORDINARY FULLY PAID As above 17/02/2021 729,287.27-$ 18,049 ORDINARY FULLY PAID As above 17/02/2021 8,436.63-$ 207 ORDINARY FULLY PAID As above 17/02/2021 56,932.01-$ 1,409 ORDINARY FULLY PAID As above 17/02/2021 13,327.43-$ 327 ORDINARY FULLY PAID As above 17/02/2021 89,903.27-$ 2,225 ORDINARY FULLY PAID As above 17/02/2021 35,621.34-$ 874 ORDINARY FULLY PAID As above 17/02/2021 240,173.06-$ 5,944 ORDINARY FULLY PAID As above 17/02/2021 1,467.24-$ 36 ORDINARY FULLY PAID As above 17/02/2021 10,020.68-$ 248 ORDINARY FULLY PAID As above 17/02/2021 336,690.93-$ 8,261 ORDINARY FULLY PAID As above 17/02/2021 2,270,330.39-$ 56,188 ORDINARY FULLY PAID As above 17/02/2021 81,309.57-$ 1,995 ORDINARY FULLY PAID As above 17/02/2021 548,228.14-$ 13,568 ORDINARY FULLY PAID As above 17/02/2021 20,582.12-$ 505 ORDINARY FULLY PAID As above 17/02/2021 138,673.27-$ 3,432 ORDINARY FULLY PAID As above 17/02/2021 244.54-$ 6 ORDINARY FULLY PAID As above 17/02/2021 1,697.06-$ 42 ORDINARY FULLY PAID As above 17/02/2021 45,769.75-$ 1,123 ORDINARY FULLY PAID As above 17/02/2021 308,701.57-$ 7,640 ORDINARY FULLY PAID As above 17/02/2021 49,926.93-$ 1,225 ORDINARY FULLY PAID As above 17/02/2021 336,541.29-$ 8,329 ORDINARY FULLY PAID As above 17/02/2021 27,184.71-$ 667 ORDINARY FULLY PAID As above 17/02/2021 183,362.27-$ 4,538 ORDINARY FULLY PAID As above 18/02/2021 133,139.66-$ 3,363 ORDINARY FULLY PAID As above 18/02/2021 93,388.32-$ 2,360 ORDINARY FULLY PAID As above 18/02/2021 154,280.48-$ 3,897 ORDINARY FULLY PAID As above 18/02/2021 108,227.57-$ 2,735 ORDINARY FULLY PAID As above 18/02/2021 1,999,391.04-$ 50,503 ORDINARY FULLY PAID As above 18/02/2021 1,402,368.09-$ 35,439 ORDINARY FULLY PAID As above 18/02/2021 791.79-$ 20 ORDINARY FULLY PAID As above 18/02/2021 553.99-$ 14 ORDINARY FULLY PAID

As above 18/02/2021 15,717.05-$ 397 ORDINARY FULLY PAID As above 18/02/2021 11,000.83-$ 278 ORDINARY FULLY PAID As above 18/02/2021 327,999.42-$ 8,285 ORDINARY FULLY PAID As above 18/02/2021 230,067.65-$ 5,814 ORDINARY FULLY PAID As above 18/02/2021 25,614.44-$ 647 ORDINARY FULLY PAID As above 18/02/2021 17,965.37-$ 454 ORDINARY FULLY PAID As above 18/02/2021 40,420.93-$ 1,021 ORDINARY FULLY PAID As above 18/02/2021 28,372.64-$ 717 ORDINARY FULLY PAID As above 18/02/2021 108,000.29-$ 2,728 ORDINARY FULLY PAID As above 18/02/2021 75,779.08-$ 1,915 ORDINARY FULLY PAID As above 18/02/2021 4,513.21-$ 114 ORDINARY FULLY PAID As above 18/02/2021 3,165.71-$ 80 ORDINARY FULLY PAID As above 18/02/2021 1,021,054.08-$ 25,791 ORDINARY FULLY PAID As above 18/02/2021 716,201.36-$ 18,099 ORDINARY FULLY PAID As above 18/02/2021 246,563.72-$ 6,228 ORDINARY FULLY PAID As above 18/02/2021 172,926.68-$ 4,370 ORDINARY FULLY PAID As above 18/02/2021 62,353.54-$ 1,575 ORDINARY FULLY PAID As above 18/02/2021 43,765.89-$ 1,106 ORDINARY FULLY PAID As above 18/02/2021 752.20-$ 19 ORDINARY FULLY PAID As above 18/02/2021 514.43-$ 13 ORDINARY FULLY PAID As above 18/02/2021 138,840.55-$ 3,507 ORDINARY FULLY PAID As above 18/02/2021 97,385.03-$ 2,461 ORDINARY FULLY PAID As above 18/02/2021 151,350.85-$ 3,823 ORDINARY FULLY PAID As above 18/02/2021 106,169.86-$ 2,683 ORDINARY FULLY PAID As above 18/02/2021 82,465.03-$ 2,083 ORDINARY FULLY PAID As above 18/02/2021 57,853.27-$ 1,462 ORDINARY FULLY PAID As above 18/02/2021 1,975,477.89-$ 50,000- ORDINARY FULLY PAID As above 19/02/2021 195,464.93-$ 5,000- ORDINARY FULLY PAID As above 19/02/2021 108,258.92-$ 2,769 ORDINARY FULLY PAID As above 19/02/2021 125,422.41-$ 3,208 ORDINARY FULLY PAID As above 19/02/2021 1,625,565.04-$ 41,578 ORDINARY FULLY PAID As above 19/02/2021 664.65-$ 17 ORDINARY FULLY PAID As above 19/02/2021 12,784.64-$ 327 ORDINARY FULLY PAID As above 19/02/2021 266,678.99-$ 6,821 ORDINARY FULLY PAID As above 19/02/2021 20,838.57-$ 533 ORDINARY FULLY PAID As above 19/02/2021 32,880.38-$ 841 ORDINARY FULLY PAID As above 19/02/2021 87,811.32-$ 2,246 ORDINARY FULLY PAID As above 19/02/2021 3,675.10-$ 94 ORDINARY FULLY PAID As above 19/02/2021 830,180.58-$ 21,234 ORDINARY FULLY PAID As above 19/02/2021 200,449.09-$ 5,127 ORDINARY FULLY PAID As above 19/02/2021 64,353.27-$ 1,646 ORDINARY FULLY PAID As above 19/02/2021 821.03-$ 21 ORDINARY FULLY PAID As above 19/02/2021 112,872.34-$ 2,887 ORDINARY FULLY PAID As above 19/02/2021 123,076.60-$ 3,148 ORDINARY FULLY PAID As above 19/02/2021 67,050.94-$ 1,715 ORDINARY FULLY PAID As above 22/02/2021 345,553.30-$ 8,956 ORDINARY FULLY PAID As above 22/02/2021 400,380.37-$ 10,377 ORDINARY FULLY PAID As above 22/02/2021 5,188,624.02-$ 134,478 ORDINARY FULLY PAID As above 22/02/2021 2,083.50-$ 54 ORDINARY FULLY PAID As above 22/02/2021 40,782.70-$ 1,057 ORDINARY FULLY PAID As above 22/02/2021 851,150.72-$ 22,060 ORDINARY FULLY PAID As above 22/02/2021 66,440.68-$ 1,722 ORDINARY FULLY PAID As above 22/02/2021 121,460.68-$ 3,148 ORDINARY FULLY PAID As above 22/02/2021 280,308.70-$ 7,265 ORDINARY FULLY PAID As above 22/02/2021 11,690.78-$ 303 ORDINARY FULLY PAID As above 22/02/2021 2,649,795.00-$ 68,677 ORDINARY FULLY PAID As above 22/02/2021 639,867.79-$ 16,584 ORDINARY FULLY PAID As above 22/02/2021 205,379.66-$ 5,323 ORDINARY FULLY PAID As above 22/02/2021 2,623.68-$ 68 ORDINARY FULLY PAID As above 22/02/2021 360,292.17-$ 9,338 ORDINARY FULLY PAID As above 22/02/2021 392,818.01-$ 10,181 ORDINARY FULLY PAID As above 22/02/2021 213,983.77-$ 5,546 ORDINARY FULLY PAID As above 22/02/2021 465,917.28-$ 12,179- ORDINARY FULLY PAID As above 23/02/2021 80,850.95-$ 2,096 ORDINARY FULLY PAID

As above 23/02/2021 387,050.79-$ 10,034 ORDINARY FULLY PAID As above 23/02/2021 14,074,623.41-$ 364,874 ORDINARY FULLY PAID As above 23/02/2021 7,830.51-$ 203 ORDINARY FULLY PAID As above 23/02/2021 14,619.52-$ 379 ORDINARY FULLY PAID As above 23/02/2021 1,781,922.60-$ 46,195 ORDINARY FULLY PAID As above 23/02/2021 77,495.02-$ 2,009 ORDINARY FULLY PAID As above 23/02/2021 281,396.80-$ 7,295 ORDINARY FULLY PAID As above 23/02/2021 268,281.67-$ 6,955 ORDINARY FULLY PAID As above 23/02/2021 3,934.54-$ 102 ORDINARY FULLY PAID As above 23/02/2021 10,046,270.96-$ 260,442 ORDINARY FULLY PAID As above 23/02/2021 1,355,912.14-$ 35,151 ORDINARY FULLY PAID As above 23/02/2021 737,379.21-$ 19,116 ORDINARY FULLY PAID As above 23/02/2021 9,990.65-$ 259 ORDINARY FULLY PAID As above 23/02/2021 299,102.24-$ 7,754 ORDINARY FULLY PAID As above 23/02/2021 434,496.72-$ 11,264 ORDINARY FULLY PAID As above 23/02/2021 349,209.77-$ 9,053 ORDINARY FULLY PAID As above 25/02/2021 1,641,280.33-$ 43,544- ORDINARY FULLY PAID As above 25/02/2021 7,194,493.27-$ 189,744- ORDINARY FULLY PAID As above 26/02/2021 1,771,405.16-$ 48,623- ORDINARY FULLY PAID As above 2/03/2021 54,034.93$ 1,410 ORDINARY FULLY PAID As above 2/03/2021 301,678.48-$ 7,879- ORDINARY FULLY PAID As above 2/03/2021 43,589.24-$ 1,136- ORDINARY FULLY PAID As above 3/03/2021 1,902,390.74-$ 50,000 ORDINARY FULLY PAID As above 5/03/2021 26,481.42-$ 720- ORDINARY FULLY PAID As above 5/03/2021 21,828.75-$ 595- ORDINARY FULLY PAID As above 5/03/2021 2,869,691.19-$ 78,221- ORDINARY FULLY PAID As above 8/03/2021 2,317,563.02-$ 62,603- ORDINARY FULLY PAID As above 8/03/2021 8,921.82-$ 241- ORDINARY FULLY PAID As above 8/03/2021 742,149.96-$ 20,000 ORDINARY FULLY PAID As above 8/03/2021 371,074.98-$ 10,000 ORDINARY FULLY PAID As above 9/03/2021 12,682.53-$ 346- ORDINARY FULLY PAID As above 9/03/2021 3,286,241.50-$ 89,654- ORDINARY FULLY PAID As above 10/03/2021 6,760,093.30-$ 181,813- ORDINARY FULLY PAID As above 10/03/2021 6,283.69-$ 169- ORDINARY FULLY PAID As above 10/03/2021 4,015.61-$ 108- ORDINARY FULLY PAID As above 11/03/2021 188,031.86-$ 5,000 ORDINARY FULLY PAID As above 11/03/2021 131,622.30-$ 3,500 ORDINARY FULLY PAID As above 11/03/2021 263,244.61-$ 7,000 ORDINARY FULLY PAID As above 11/03/2021 376,063.72-$ 10,000 ORDINARY FULLY PAID As above 11/03/2021 376,063.72-$ 10,000 ORDINARY FULLY PAID As above 11/03/2021 376,063.72-$ 10,000 ORDINARY FULLY PAID As above 12/03/2021 770,890.31-$ 20,000 ORDINARY FULLY PAID As above 15/03/2021 860,356.47$ 22,809 ORDINARY FULLY PAID As above 15/03/2021 757,781.99-$ 20,000 ORDINARY FULLY PAID As above 15/03/2021 125,965.64-$ 3,340- ORDINARY FULLY PAID As above 15/03/2021 380,838.63-$ 10,098- ORDINARY FULLY PAID As above 15/03/2021 2,487,632.76-$ 65,960- ORDINARY FULLY PAID As above 15/03/2021 194,643.31-$ 5,161- ORDINARY FULLY PAID As above 16/03/2021 70,638.91-$ 1,831- ORDINARY FULLY PAID As above 16/03/2021 902,796.84-$ 23,401- ORDINARY FULLY PAID As above 16/03/2021 1,776,234.76-$ 46,041- ORDINARY FULLY PAID As above 16/03/2021 138,230.04-$ 3,583- ORDINARY FULLY PAID As above 16/03/2021 45,716.61-$ 1,185- ORDINARY FULLY PAID As above 16/03/2021 772,770.79-$ 20,000 ORDINARY FULLY PAID As above 17/03/2021 43,304.65-$ 1,126- ORDINARY FULLY PAID As above 17/03/2021 770,367.47-$ 20,000 ORDINARY FULLY PAID As above 17/03/2021 2,309,718.00-$ 60,000- ORDINARY FULLY PAID As above 17/03/2021 6,950,006.30-$ 180,377 ORDINARY FULLY PAID As above 18/03/2021 3,385,421.67-$ 88,939- ORDINARY FULLY PAID As above 18/03/2021 547,938.98-$ 14,395- ORDINARY FULLY PAID As above 18/03/2021 210,839.46-$ 5,539- ORDINARY FULLY PAID As above 19/03/2021 135,771.05-$ 3,652- ORDINARY FULLY PAID As above 19/03/2021 3,227,350.90-$ 86,810- ORDINARY FULLY PAID As above 19/03/2021 352,885.79-$ 9,492- ORDINARY FULLY PAID

As above 19/03/2021 2,180,218.48-$ 58,644- ORDINARY FULLY PAID As above 19/03/2021 421,869.45$ 11,316 ORDINARY FULLY PAID As above 22/03/2021 65,410.19-$ 1,734 ORDINARY FULLY PAID As above 23/03/2021 104,553.40-$ 2,759- ORDINARY FULLY PAID As above 25/03/2021 1,388,500.81-$ 35,720- ORDINARY FULLY PAID As above 25/03/2021 293,987.45-$ 7,563- ORDINARY FULLY PAID As above 26/03/2021 178,170.76-$ 4,538- ORDINARY FULLY PAID As above 29/03/2021 11,208.31-$ 287- ORDINARY FULLY PAID As above 29/03/2021 959,618.88-$ 24,572- ORDINARY FULLY PAID As above 29/03/2021 243,731.95-$ 6,241- ORDINARY FULLY PAID As above 30/03/2021 773,017.67-$ 19,612- ORDINARY FULLY PAID As above 30/03/2021 2,503,421.76-$ 63,588- ORDINARY FULLY PAID As above 30/03/2021 215,248.30-$ 5,461- ORDINARY FULLY PAID As above 30/03/2021 697,114.06-$ 17,707- ORDINARY FULLY PAID As above 30/03/2021 114,305.08-$ 2,900- ORDINARY FULLY PAID As above 30/03/2021 370,111.78-$ 9,401- ORDINARY FULLY PAID As above 30/03/2021 41,071.00-$ 1,042- ORDINARY FULLY PAID As above 30/03/2021 132,950.48-$ 3,377- ORDINARY FULLY PAID As above 30/03/2021 38,824.32-$ 985- ORDINARY FULLY PAID As above 30/03/2021 125,667.14-$ 3,192- ORDINARY FULLY PAID As above 30/03/2021 18,388.91-$ 470- ORDINARY FULLY PAID As above 31/03/2021 26,321.84-$ 656- ORDINARY FULLY PAID As above 31/03/2021 576,793.23-$ 14,375- ORDINARY FULLY PAID As above 31/03/2021 27,846.57-$ 694- ORDINARY FULLY PAID As above 31/03/2021 77,561.13-$ 1,933- ORDINARY FULLY PAID As above 31/03/2021 146,094.20-$ 3,641- ORDINARY FULLY PAID As above 31/03/2021 524,671.19-$ 13,076- ORDINARY FULLY PAID As above 31/03/2021 713,458.12-$ 17,781- ORDINARY FULLY PAID As above 1/04/2021 3,255.46-$ 79- ORDINARY FULLY PAID As above 1/04/2021 438,539.02-$ 10,642- ORDINARY FULLY PAID As above 1/04/2021 410,393.73-$ 9,959- ORDINARY FULLY PAID As above 1/04/2021 43,722.03-$ 1,061- ORDINARY FULLY PAID As above 6/04/2021 231,049.30-$ 5,534- ORDINARY FULLY PAID As above 6/04/2021 15,113.81-$ 362- ORDINARY FULLY PAID As above 6/04/2021 358,138.93-$ 8,578- ORDINARY FULLY PAID As above 6/04/2021 1,328,345.58-$ 31,816- ORDINARY FULLY PAID As above 6/04/2021 424,188.80-$ 10,160- ORDINARY FULLY PAID As above 6/04/2021 12,537,075.55-$ 300,283- ORDINARY FULLY PAID As above 6/04/2021 782,160.74-$ 18,734- ORDINARY FULLY PAID As above 6/04/2021 51,854.57-$ 1,242- ORDINARY FULLY PAID As above 6/04/2021 1,560,396.90-$ 37,374- ORDINARY FULLY PAID As above 6/04/2021 3,131,857.77-$ 75,013- ORDINARY FULLY PAID As above 6/04/2021 111,516.57-$ 2,671- ORDINARY FULLY PAID As above 6/04/2021 11,690.24-$ 280- ORDINARY FULLY PAID As above 6/04/2021 1,297,575.19-$ 31,079- ORDINARY FULLY PAID As above 6/04/2021 3,401,276.12-$ 81,466- ORDINARY FULLY PAID As above 6/04/2021 7,217,472.35-$ 172,870- ORDINARY FULLY PAID As above 6/04/2021 3,401,651.88-$ 81,475- ORDINARY FULLY PAID As above 6/04/2021 1,275,196.72-$ 30,543- ORDINARY FULLY PAID As above 6/04/2021 713,438.82-$ 17,088- ORDINARY FULLY PAID As above 6/04/2021 729,679.90-$ 17,477- ORDINARY FULLY PAID As above 7/04/2021 639,290.57-$ 15,334- ORDINARY FULLY PAID As above 7/04/2021 459,166.02-$ 11,000 ORDINARY FULLY PAID As above 7/04/2021 494,664.32-$ 11,865- ORDINARY FULLY PAID As above 7/04/2021 4,804,560.07-$ 115,242- ORDINARY FULLY PAID As above 8/04/2021 7,057,860.41-$ 168,725- ORDINARY FULLY PAID As above 9/04/2021 2,856,083.11-$ 66,797- ORDINARY FULLY PAID As above 9/04/2021 3,075,173.33-$ 71,921- ORDINARY FULLY PAID As above 9/04/2021 322,050.66-$ 7,532- ORDINARY FULLY PAID As above 9/04/2021 263,643.70-$ 6,166- ORDINARY FULLY PAID As above 9/04/2021 1,239.97-$ 29- ORDINARY FULLY PAID As above 9/04/2021 328,036.73-$ 7,672- ORDINARY FULLY PAID As above 9/04/2021 181,335.21-$ 4,241- ORDINARY FULLY PAID As above 9/04/2021 473,415.35$ 11,030 ORDINARY FULLY PAID

As above 9/04/2021 445,064.44-$ 10,409- ORDINARY FULLY PAID As above 9/04/2021 10,005.29-$ 234- ORDINARY FULLY PAID As above 9/04/2021 96,375.75-$ 2,254- ORDINARY FULLY PAID As above 9/04/2021 163,847.33-$ 3,832- ORDINARY FULLY PAID As above 9/04/2021 111,682.99-$ 2,612- ORDINARY FULLY PAID As above 9/04/2021 1,239.97-$ 29- ORDINARY FULLY PAID As above 12/04/2021 833.99-$ 20- ORDINARY FULLY PAID As above 12/04/2021 10,091.24-$ 242- ORDINARY FULLY PAID As above 12/04/2021 74,892.01-$ 1,796- ORDINARY FULLY PAID As above 12/04/2021 109,836.06-$ 2,634- ORDINARY FULLY PAID As above 12/04/2021 64,592.27-$ 1,549- ORDINARY FULLY PAID As above 12/04/2021 6,713.60-$ 161- ORDINARY FULLY PAID As above 12/04/2021 298,400.47-$ 7,156- ORDINARY FULLY PAID As above 12/04/2021 121,595.27-$ 2,916- ORDINARY FULLY PAID As above 12/04/2021 219,922.32-$ 5,274- ORDINARY FULLY PAID As above 12/04/2021 833.99-$ 20- ORDINARY FULLY PAID As above 12/04/2021 176,763.49-$ 4,239- ORDINARY FULLY PAID As above 12/04/2021 215,877.48-$ 5,177- ORDINARY FULLY PAID As above 12/04/2021 2,061,615.32-$ 49,440- ORDINARY FULLY PAID As above 12/04/2021 1,914,750.25-$ 45,918- ORDINARY FULLY PAID As above 13/04/2021 5,623,297.35-$ 135,862- ORDINARY FULLY PAID As above 13/04/2021 1,225,716.74-$ 29,614- ORDINARY FULLY PAID As above 13/04/2021 6,054,702.95-$ 146,285- ORDINARY FULLY PAID As above 13/04/2021 634,049.94-$ 15,319- ORDINARY FULLY PAID As above 13/04/2021 519,151.93-$ 12,543- ORDINARY FULLY PAID As above 13/04/2021 2,483.39-$ 60- ORDINARY FULLY PAID As above 13/04/2021 645,804.63-$ 15,603- ORDINARY FULLY PAID As above 13/04/2021 357,069.57-$ 8,627- ORDINARY FULLY PAID As above 13/04/2021 876,304.27-$ 21,172- ORDINARY FULLY PAID As above 13/04/2021 208,221.50-$ 5,000 ORDINARY FULLY PAID As above 13/04/2021 166,577.24-$ 4,000 ORDINARY FULLY PAID As above 13/04/2021 19,701.53-$ 476- ORDINARY FULLY PAID As above 13/04/2021 189,730.72-$ 4,584- ORDINARY FULLY PAID As above 13/04/2021 322,674.67-$ 7,796- ORDINARY FULLY PAID As above 13/04/2021 219,903.86-$ 5,313- ORDINARY FULLY PAID As above 13/04/2021 44,287.06-$ 1,070- ORDINARY FULLY PAID As above 13/04/2021 2,483.39-$ 60- ORDINARY FULLY PAID This is Annexure "C" as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 19/04/2021

James Hardie Industries PLC Annexure D Name ACN Nature of Association Pinnacle Investment Management Group Limited 100 325 184 Related body corporate of each other entity listed in Annexure D. Pinnacle Investment Management Limited 109 659 109 Related body corporate of each other entity listed in Annexure D. Pinnacle Fund Services Limited 082 494 362 Related body corporate of each other entity listed in Annexure D. Ariano Pty Limited 605 250 799 Related body corporate of each other entity listed in Annexure D. Next Financial Limited 081 722 894 Related body corporate of each other entity listed in Annexure D. Next Financial Nominees Pty Ltd 093 252 576 Related body corporate of each other entity listed in Annexure D. Next Financial Nominees No. 2 Pty Ltd 132 819 115 Related body corporate of each other entity listed in Annexure D. Investment Solutions Client Services Pty Ltd 117 898 334 Related body corporate of each other entity listed in Annexure D. Priority Funds Management Pty Ltd 120 826 575 Related body corporate of each other entity listed in Annexure D. Priority Investment Management Pty Ltd 116 943 456 Related body corporate of each other entity listed in Annexure D. PNI Option Plan Managers Pty Ltd 116 943 456 Related body corporate of each other entity listed in Annexure D. Pinnacle RE Services Limited 130 508 379 Related body corporate of each other entity listed in Annexure D. Pinnacle Services Administration Pty Ltd 126 175 148 Related body corporate of each other entity listed in Annexure D. Pinnacle Investment Management (UK) Limited Company Number 11026111 Related body corporate of each other entity listed in Annexure D. POSH Nominees Pty Limited 620 094 251 Related body corporate of each other entity listed in Annexure D. This is Annexure "D" as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 19/04/2021

James Hardie Industries PLC Annexure E Name Address Pinnacle Investment Management Group Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Fund Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Group Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Fund Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Ariano Pty Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Nominees Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Nominees No. 2 Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Investment Solutions Client Services Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Priority Funds Management Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Priority Investment Management Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia PNI Option Plan Managers Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management (UK) Limited 7th Floor, Dashwood House, 69 Old Broad Street, London EC2M 1QS, United Kingdom Pinnacle RE Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Services Administration Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia POSH Nominees Pty Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia This is Annexure "E" as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 19/04/2021